Exhibit 99.1

Cheche Group Announces 35-for-1 Share Consolidation

BEIJING, China – July 10, 2026 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced that it will effect a 35-for-1 share consolidation of its Class A ordinary shares and Class B ordinary shares (the “Share Consolidation”).

The Share Consolidation was approved by the Company’s shareholders at the extraordinary general meeting duly convened and held on June 12, 2026, Beijing time (June 11, 2026, U.S. Eastern time). Pursuant to the shareholders’ approval and the authority granted thereunder, the Company has determined that the Share Consolidation is expected to become effective as of the opening of business on July 20, 2026, U.S. Eastern time, subject to Nasdaq’s processing and the completion of the remaining administrative procedures.

Beginning with the opening of trading on, the Company’s Class A ordinary shares are expected to trade on a post-Share Consolidation basis on Nasdaq under the existing trading symbol “CCG” and under the new CUSIP/CINS number G20707124 and new ISIN KYG207071245.

At the effective time of the Share Consolidation, every thirty-five (35) issued and outstanding Class A ordinary shares of par value US$0.00001 each will be consolidated into one (1) Class A ordinary share of par value US$0.00035 each. Every thirty-five (35) issued and outstanding Class B ordinary shares of par value US$0.00001 each will also be consolidated into one (1) Class B ordinary share of par value US$0.00035 each. Immediately prior to the effective time of the Share Consolidation, the Company has 69,093,430 Class A ordinary shares and 18,596,504 Class B ordinary shares outstanding. Immediately following the effective time of the Share Consolidation, the Company is expected to have 1,974,098 Class A ordinary shares and 531,328 Class B ordinary shares outstanding.

No fractional shares will be issued in connection with the Share Consolidation. Any fractional share entitlements resulting from the Share Consolidation will be rounded to the nearest whole share. As a result of such rounding, the number of issued and outstanding shares after the Share Consolidation may differ slightly from the number that would result from a strict application of the 35-for-1 ratio.

The Company’s warrants are expected to continue trading on Nasdaq under the existing trading symbol “CCGWW”. In connection with the Share Consolidation, proportionate adjustments will be made to the Company’s outstanding warrants in accordance with the terms of the warrant agreement. As a result, the number of Class A ordinary shares issuable upon exercise of the warrants and the applicable exercise price will be proportionately adjusted to reflect the 35-for-1 Share Consolidation.

The Share Consolidation is intended to enable the Company to regain compliance with Nasdaq’s minimum bid price requirement. The Share Consolidation will affect all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s equity, except for adjustments that may result from the treatment of fractional shares entitlements.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aumadvisors.com

(646) 652-7185